Management's Discussion and Analysis
BASIS OF PRESENTATION
This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport", the “Company”, “we”, “us”, “our”) for the three months ended March 31, 2024 provides an update to our annual MD&A dated March 25, 2024 for the fiscal year ended December 31, 2023. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2023 and our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024. Our unaudited condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of May 8, 2024.
Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F each for the year ended December 31, 2023, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include, but are not limited to, the orders or demand for our products (including from our LNG HPDI 2.0TM fuel systems) supply agreement with Weichai Westport Inc. ("WWI"), the timing for the launch of WWI's engine equipped with Westport's LNG HPDI 2.0 fuel systems, the variation of gross margins from our LNG HPDI 2.0 fuel systems product and causes thereof, and the timing for relief of supply chain issues (including those related to semiconductor supply restrictions), opportunities available to sell and supply our products in North America, consumer confidence levels, the recovery of our revenues and the timing thereof, our ability to strengthen our liquidity, growth in our heavy-duty business and improvements in our light-duty original equipment manufacturer ("OEM") business and timing thereof, improved aftermarket revenues, our capital expenditures, our investments, cash and capital requirements, the intentions of our partners and potential customers, monetization of joint venture intellectual property, the performance of our products, our future market opportunities, our ability to continue our business as a going concern and generate sufficient cash flows to fund operations, the availability of funding and funding requirements, our future cash flows, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, the timing of when we will adopt or meet certain accounting and regulatory standards, and the alignment of our business segments.
These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.
The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

Management's Discussion and Analysis
BUSINESS OVERVIEW

Westport is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. Our diverse product offerings, sold under a wide range of established global brands, enable the use of a variety of alternative fuels in the transportation sector which provide environmental and/or economic advantages as compared to diesel, gasoline, battery or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of these alternative fuels, including LPG, compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG") or biomethane, and hydrogen. We supply our products in more than 70 countries through a network of distributors, service providers for the aftermarket and directly to OEMs and Tier 1 and Tier 2 OEM suppliers. We also provide delayed OEM (“DOEM”) offerings and engineering services to our customers and partners globally. Today, our products and services are available for passenger car and light-, medium- and heavy-duty truck and off-road applications.

The majority of our revenues are generated through the following IAM and OEM businesses:

Independent Aftermarket ("IAM")
We sell systems and components across a wide range of brands, primarily through a global network of distributors that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels, in addition to gasoline.

OEM Businesses
Heavy-duty OEM
We sell systems and components, including LNG HPDI 2.0 fuel system products, to engine OEMs and commercial vehicle OEMs. Our fully integrated LNG HPDI 2.0 fuel systems, enables diesel engines using primarily natural gas fuel to match the power, torque, and fuel economy benefits found in traditional compression ignition engines, resulting in reduced greenhouse gas emissions and the capability to cost-effectively run on renewable fuels.

Upon closing of the joint venture with Volvo Group, the HPDI business will be operated through the joint venture.

Delayed OEM ("DOEM")	We directly or indirectly convert new passenger cars for OEMs or importers to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM.
Light-duty OEM	We sell systems and components to OEMs that are used to manufacture new, direct off the assembly line LPG or CNG-fueled vehicles.
Electronics	We design, industrialize and assemble electronic control modules.
Hydrogen	We design, develop, produce and sell hydrogen components for transportation and industrial applications. Also, we are adapting our HPDI fuel systems to use hydrogen or hydrogen/natural gas blends in internal combustion engines.
Fuel storage	We manufacture LPG fuel storage solutions and supply fuel storage tanks to the aftermarket, OEM, and other market segments.

Management's Discussion and Analysis
RISKS, LONG-TERM PROFITABILITY & LIQUIDITY

Global Supply Chain Challenges and Inflationary Environment
While OEM production is back on track after COVID-19, there are other disruptions that we are closely monitoring and making efforts to mitigate, including the impact of the global shortage of semiconductors, raw materials and parts on our businesses; however, we do not expect this shortage to affect our long-term growth.The global semiconductor supply, raw materials shortages and inflationary pressure on production input costs continued to affect the automotive industry and will continue to impact our business for the foreseeable future. Our production and end-customer demands are materially impacted by the prolonged supply chain disruption, which continue to put pressure on our margins.

Furthermore, due to the ongoing conflict in the Middle East and continuing attacks on cargo ships in the Red Sea, hundreds of vessels are avoiding the Suez Canal and disrupting global supply chains. These vessels are being forced to reroute around southern Africa vastly increasing transport times and freight costs. This global disruption to the international trade routes has put additional pressure on the Company’s supply chain and the automotive sector as a whole. We continue to monitor the situation to mitigate transportation delays and costs to the Company.

Fuel Prices

To date, there has been continued global gaseous price fluctuations including LNG and CNG but also for liquid fuels including crude oil, diesel, and gasoline, which continues to persist given uncertainty in supply levels and European geopolitical risk due to the Russia-Ukraine conflict. Higher gaseous fuel price negatively impacts the price differential of gaseous fuels versus diesel and gasoline, which may impact our customers' decisions to adopt such gaseous fuels as a transportation energy solution in the short-term. We continue to observe softness in demand in our heavy-duty and light-duty OEM sales volumes caused by the uncertainty over the elevated prices of CNG and LNG relative to diesel and gasoline in Europe. Despite pressure on CNG and LNG prices, the increased LPG price differential to gasoline in Europe continued in 2023 and 2024 and was favourable to customer demand, which supported increased sales in our fuel storage business.

Long-term Profitability and Liquidity

We continue to observe high inflationary pressures, global supply chain disruptions, higher interest rates and volatile fuel prices which negatively affect customer demand going forward and have an adverse impact on our production and cost structure.

We believe that we have considered all possible impacts of known events arising from the risks discussed above related to inflation, supply chain, and fuel prices in the preparation of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024. However, changes in circumstances due to the aforementioned risks could affect our judgments and estimates associated with our liquidity and other critical accounting assessments.

We continue to generate operating losses and minimal cash flows from operating activities primarily due to the lack of scale in our heavy-duty OEM business. Despite customer interest, sales of our LNG HPDI 2.0 fuel systems to our OEM launch partner continue to be adversely affected by the impact of the continued volatility in natural gas prices and decreasing end-customer demand. Cash provided by operating activities was $0.1 million for the three months ended March 31, 2024.

As at March 31, 2024, we had cash and cash equivalents of $43.9 million. Although we believe we have sufficient liquidity to continue as a going concern beyond May 2025, the long-term financial sustainability of the Company will depend on our ability to generate sufficient positive cash flows from all of our operations specifically through profitable, sustainable growth and on the ability to finance our long-term strategic objectives and operations. In addition to new contract announcements, entering new markets, and executing the investment agreement to establish the joint venture with Volvo Group, we are focused on improving profitability through growth in our heavy-duty OEM business, driving economies of scale and improvements in our light-duty OEM and IAM businesses, including pricing measures and manufacturing strategies driving margin expansion. If, as a result of future events, we were to determine we were no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying unaudited condensed consolidated interim financial statements and the adjustments could be material.

Management's Discussion and Analysis
FIRST QUARTER 2024 RESULTS
Revenues for the three months ended March 31, 2024 decreased by 6% to $77.6 million compared to $82.2 million in the same quarter last year, primarily driven by decreased sales volumes in our DOEM, fuel storage, light-duty OEM, and heavy-duty OEM businesses. This was partially offset by increased sales volume in electronics products and from increased IAM sales to the North American, Western Europe and South American markets in the quarter.

We reported a net loss of $13.6 million for the three months ended March 31, 2024 compared to net loss of $10.6 million for the same quarter last year. This change was primarily the result of:

•decreases in our gross margin for the three months ended March 31, 2024 of $1.6 million compared to the same quarter last year due to lower sales volume impacting the absorption of fixed costs and the impact of increasing material costs because of global inflation;
•increase in research and development expenditures of $0.4 million due to increased testing and engineering resources for our HPDI fuel systems and increased expenses in the hydrogen business;
•increase in foreign exchange loss by $0.7 million.

Cash and cash equivalents were $43.9 million at the end of the first quarter 2024. Cash provided by operating activities was $0.1 million due to operating losses of $12.5 million, and net cash generated from working capital of $8.4 million. Investing activities included the purchase of capital assets of $4.9 million. Cash used in financing activities was attributed to net debt repayments of $5.8 million in the period.

We reported negative adjusted EBITDA of $6.6 million, (see "Non-GAAP Measures" section in this MD&A) during the first quarter of 2024 as compared to negative adjusted EBITDA of $4.5 million for the same quarter last year.

Management's Discussion and Analysis
SELECTED FINANCIAL INFORMATION
The following table sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Three months ended March 31,
	2024	2023
(in millions of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$77.6	$82.2
Gross margin[1]	$11.7	$13.3
Gross margin %[1]	15%	16%
Income from investments accounted for by the equity method	$—	$0.1
Net loss	$(13.6)	$(10.6)
Net loss per share - basic and diluted	$(0.79)	$(0.62)
Weighted average basic & diluted shares outstanding (millions)	17.2	17.2
EBIT[1]	$(12.4)	$(9.3)
EBITDA[1]	$(9.2)	$(6.3)
Adjusted EBITDA[1]	$(6.6)	$(4.5)
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Selected Balance Sheet Data
The following table sets forth a summary of our financial position as at March 31, 2024 and December 31, 2023:

	March 31, 2024	December 31, 2023
(in millions of U.S. dollars, except for per share amounts and shares outstanding)
Cash and cash equivalents	$43.9	$54.9
Net working capital[1]	46.3	56.4
Total assets	338.8	355.7
Short-term debt	8.6	15.2
Long-term debt, including current portion	44.8	45.0
Other non-current liabilities[1]	28.5	29.5
Total liabilities	192.1	195.3
Shareholders' equity	146.7	160.4
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Refer to note 21 of the unaudited condensed consolidated interim financial statements for subsequent event information.

Management's Discussion and Analysis
RESULTS FROM OPERATIONS

OPERATING SEGMENTS

We manage and report the results of our business through three segments: OEM, IAM and Corporate as described in the Business Overview. The Corporate business segment is responsible for public company activities, corporate oversight, financing, capital allocation and general administrative duties, such as securing our intellectual property.

(in millions of U.S. dollars)	Three Months Ended March 31, 2024
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income (Loss)
OEM	$49.3	$(8.3)	$2.4	$—
IAM	28.3	2.0	0.6	—
Corporate	—	(6.2)	0.2	—
Total Consolidated	$77.6	$(12.5)	$3.2	$—

(in millions of U.S. dollars)	Three Months Ended March 31, 2023
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income (Loss)
OEM	$56.3	$(6.0)	$2.3	$0.1
IAM	25.9	—	0.6	—
Corporate	—	(3.4)	0.1	—
Total Consolidated	$82.2	$(9.4)	$3.0	$0.1

Management's Discussion and Analysis
Revenue for the three months ended March 31, 2024

(in millions of U.S. dollars)	Three months ended March 31,		Change
	2024	2023	$	%
OEM	$49.3	$56.3	$(7.0)	(12)%
IAM	28.3	25.9	2.4	9%
Total Revenue	$77.6	$82.2	$(4.6)	(6)%

OEM
Revenue for the three months ended March 31, 2024 was $49.3 million compared with $56.3 million for the three months ended March 31, 2023.

OEM revenue decreased by $7.0 million in the first quarter of 2024 compared to the prior year period and was primarily driven by decrease in sales in our DOEM, fuel storage, and light-duty OEM businesses. Sales volume from heavy-duty OEM decreased in the first quarter compared to the prior year period, partially offset by higher engineering service revenues and higher sales volumes in the electronics business.

IAM
Revenue for the three months ended March 31, 2024 was $28.3 million compared with $25.9 million for the three months ended March 31, 2023.

The increase in revenue for the three months ended March 31, 2024 compared to the prior year period was primarily driven by increased sales to North America, Western Europe and South America. This was partially offset by lower sales volumes in Africa and Eastern Europe.

Gross Margin for the three months ended March 31, 2024

(in millions of U.S. dollars)	Three months ended March 31,	% of	Three months ended March 31,	% of	Change
	2024	Revenue	2023	Revenue	$	%
OEM	$4.5	9%	$8.1	14%	$(3.6)	(44)%
IAM	7.2	25%	5.2	20%	2.0	38%
Total gross margin	$11.7	15%	$13.3	16%	$(1.6)	(12)%

OEM
Gross margin for the three months ended March 31, 2024 decreased by $3.6 million to $4.5 million, or 9% of revenue, compared to $8.1 million, or 14% of revenue, for the same prior year period.

The decrease in gross margin for the three months ended March 31, 2024 was driven primarily by the decrease in sales volumes in DOEM, fuel storage, light-duty and heavy-duty OEM businesses.

IAM
Gross margin for the three months ended March 31, 2024 increased by $2.0 million to $7.2 million, or 25% of revenue, compared to $5.2 million, or 20% of revenue, for the same prior year period.

The increase in gross margin for the three months ended March 31, 2024 was primarily driven by higher sales volumes and improvement in sales mix to higher profit markets.

Management's Discussion and Analysis
Research and Development Expenses ("R&D")

(in millions of U.S. dollars)	Three months ended March 31,		Change
	2024	2023	$	%
OEM	$6.5	$6.3	$0.2	3%
IAM	1.2	1.0	0.2	20%
Total R&D expenses	$7.7	$7.3	$0.4	5%

OEM
R&D expenses for the three months ended March 31, 2024 were $6.5 million compared to $6.3 million for the same prior year period.

IAM
R&D expenses for the three months ended March 31, 2024 were $1.2 million compared to $1.0 million for the same prior year period.

Selling, General and Administrative Expenses ("SG&A")

(in millions of U.S. dollars)	Three months ended March 31,		Change
	2024	2023	$	%
OEM	$5.9	$6.1	$(0.2)	(3)%
IAM	3.6	3.9	(0.3)	(8)%
Corporate	4.1	3.4	0.7	21%
Total SG&A expenses	$13.6	$13.4	$0.2	1%

OEM
SG&A expenses for the three months ended March 31, 2024 were $5.9 million, compared with $6.1 million for the same prior year period.

IAM
SG&A expenses for the three months ended March 31, 2024 were $3.6 million, compared with $3.9 million for the same year prior year period.

Corporate
SG&A expenses for the three months ended March 31, 2024 were $4.1 million, compared with $3.4 million for the same prior year period. SG&A expenses increased by $0.7 million due to higher consulting and severance costs, partially offset by lower share based compensation expenses.

Management's Discussion and Analysis
Other significant expense and income items for the three months ended March 31, 2024

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three months ended March 31, 2024, we recognized a foreign exchange loss of $1.8 million, compared to a foreign exchange loss of $1.1 million for the three months ended March 31, 2023. The loss recognized in the current period primarily relates to unrealized foreign exchange loss that resulted from the translation of U.S. dollar denominated debt in our Canadian legal entities.

Depreciation and amortization for the three months ended March 31, 2024 and March 31, 2023 were $3.2 million and $3.0 million respectively. The amounts included in cost of revenue for the same periods were $2.2 million and $2.0 million, respectively.

Interest on long-term debt and amortization of discount

(in millions of U.S. dollars)	Three months ended March 31,
	2024	2023
Interest expense on long-term debt	$0.8	$0.6
Royalty payable accretion expense	—	0.2
Total interest on long-term debt and accretion on royalty payable	$0.8	$0.8

The interest expense on long-term debt and accretion on royalty payable for the three months ended March 31, 2024 compared to prior year period remained consistent due to an increase in interest expense on long-term debt for additional term loans borrowed in 2023, offset by a decrease in royalty payable accretion due to the extinguishment of the royalty payable in 2023.

Income tax expense was $0.7 million for the three months ended March 31, 2024 compared to income tax expense of $0.9 million for the prior year period. The decrease was mainly due to lower taxes from our European operations.

Management's Discussion and Analysis
CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents position decreased by $11.0 million during the first quarter of 2024 to $43.9 million from $54.9 million at December 31, 2023. The decrease was primarily driven by purchases of fixed assets and net debt repayments, partially offset by net cash provided by operating activities and proceeds from new term loans.

Cash Flow from Operating Activities
For the three months ended March 31, 2024, net cash provided by operating activities was $0.1 million compared to net cash used in operating activities of $9.3 million in the three months ended March 31, 2023, a $9.4 million decrease in net cash used in operating activities. The decrease in cash used in operating activities was primarily driven by changes in working capital, specifically in accounts receivable and accounts payable and accrued liabilities. Net cash inflows from accounts receivable resulted from collection of trade receivables and management of accounts payables and accrued liabilities compared to the prior year period, which was offset by net cash outflows in inventory compared to the prior year period.
The global supply chain disruptions and high inflation continue to challenge the automotive industry with rising manufacturer costs. We are responding with pricing and productivity countermeasures to manage our profitability. For further discussion, see the "Long-term Profitability and Liquidity" sections in this MD&A. These conditions continue to persist. Consequently, the duration and severity of the impact on future quarters is currently uncertain.
Cash Flow from Investing Activities
For the three months ended March 31, 2024, our net cash used in investing activities was $4.8 million compared to net cash used in investing activities of $2.9 million for the three months ended March 31, 2023. The increase was primarily driven by our purchases of property, plant, and equipment in Italy.
Cash Flow from Financing Activities

For the three months ended March 31, 2024, our net cash used in financing activities was $5.8 million compared to net cash used in financing activities of $2.7 million for the three months ended March 31, 2023. Net payments on our operating lines of credit and long-term facilities increased to $17.7 million for the three months ended March 31, 2024 compared to $11.0 million in the prior year period, mainly due to higher repayments of the revolving financing facility and term loans compared to the prior year period.

Management's Discussion and Analysis
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$99.0	$99.0	$99.0	$—	$—	$—
Short-term debt (1)	8.6	8.6	8.6	—	—	—
Long-term debt, principal, (2)	44.8	40.3	13.4	21.3	4.8	0.8
Long-term debt, interest (2)	—	9.2	2.9	4.1	1.9	0.3
Operating lease obligations (3)	21.5	24.6	2.6	5.3	4.6	12.1
	$173.9	$181.7	$126.5	$30.7	$11.3	$13.2

Notes

(1) For details of our short-term debt, see note 13 in the unaudited condensed consolidated interim financial statements.

(2) For details of our long-term debt, principal and interest, see note 14 in the unaudited condensed consolidated interim financial statements.

(3) For additional information on operating lease obligations, see note 12 of the unaudited condensed consolidated interim financial statements.

SHARES OUTSTANDING

During the three months ended March 31, 2024, and March 31, 2023, the weighted average number of shares used in calculating the diluted income per share was 17,220,540 and 17,168,578, respectively. The Common Shares and Share Units (comprising of performance share units, restricted share units, and deferred share units) outstanding and exercisable as at the following dates are shown below:

(weighted average exercise prices are presented in Canadian dollars)
	March 31, 2024		May 8, 2024
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common Shares outstanding	17,223,154		17,233,960
Share Units
Outstanding	441,585	13.56	441,585	N/A
Exercisable	17,915	9.92	7,109	N/A

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our unaudited condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our unaudited condensed consolidated interim financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of liquidity and going concern, warranty liability, revenue recognition, inventories, and property, plant and equipment. The application of these and other accounting policies are described in note 3 of our annual consolidated financial statements and our MD&A for the year ended December 31, 2023, filed on March 25, 2024. Actual amounts may vary significantly from estimates used. There have been no significant changes in accounting policies applied to the March 31, 2024 unaudited condensed consolidated interim financial statements, and we do not expect to adopt any significant changes at this time.

Management's Discussion and Analysis
NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS
In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," to enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective adoption is required for all prior periods presented in the financial statements. We plan to adopt the standard beginning with our 2024 annual consolidated financial statements. We are currently assessing the impacts of this ASU but expects it to only impact disclosures with no impact to its operations, cash flows or financial position.
In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements in Income Tax Disclosures" to enhance the transparency and decision usefulness of income tax disclosures. This amendment requires public companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, under the amendment entities are required to disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as disaggregated by material individual jurisdictions. Finally, the amendment requires entities to disclose income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state and foreign. The new rules are effective for annual periods beginning after December 15, 2024. We will adopt this standard on a prospective basis as allowed by the standard. We are currently assessing the impacts of this ASU but expects it to only impact disclosures with no impact to its operations, cash flows or financial position.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended March 31, 2024, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Discussion and Analysis
SUMMARY OF QUARTERLY RESULTS
Our revenues and operating results can vary significantly from quarter to quarter depending on factors such as the timing of product deliveries, product mix, product launch dates, R&D project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income (loss) has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for the past year as comparison:

Selected Consolidated Quarterly Operations Data

Three months ended	30-Jun-22	30-Sep-22	31-Dec-22	31-Mar-23	30-Jun-23	30-Sep-23	31-Dec-23	31-Mar-24
(in millions of United States dollars except for per share amounts)
Total revenue	$80.0	$71.2	$78.0	$82.2	$85.0	$77.4	$87.2	$77.6
Cost of revenue	$69.5	$59.9	$73.5	$68.9	$70.6	$64.2	$79.2	$65.9
Gross margin	$10.5	$11.3	$4.5	$13.3	$14.4	$13.2	$8.0	$11.7
Gross margin percentage	13.1%	15.9%	5.8%	16.2%	16.9%	17.1%	9.2%	15.1%
Net loss	$(11.6)	$(11.9)	$(16.9)	$(10.6)	$(13.2)	$(11.9)	$(13.9)	$(13.6)
EBITDA[1]	$(7.7)	$(8.0)	$(13.5)	$(6.3)	$(10.1)	$(8.6)	$(10.9)	$(9.2)
Adjusted EBITDA[1]	$(4.3)	$(4.5)	$(12.9)	$(4.5)	$(4.0)	$(3.0)	$(10.0)	$(6.6)
U.S. dollar to Euro average exchange rate	0.94	0.99	0.98	0.93	0.92	0.95	0.92	0.92
U.S. dollar to Canadian dollar average exchange rate	1.28	1.31	1.36	1.35	1.34	1.35	1.35	1.35
Loss per share
Basic	$(0.70)	$(0.70)	$(1.00)	$(0.62)	$(0.77)	$(0.70)	$(0.81)	$(0.79)
Diluted	$(0.60)	$(0.70)	$(1.00)	$(0.62)	$(0.77)	$(0.70)	$(0.81)	$(0.79)

Notes

(1) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

Management's Discussion and Analysis
Non-GAAP Financial Measures:

In addition to the results presented in accordance with U.S. GAAP, we used EBIT, EBITDA, Adjusted EBITDA, gross margin, gross margin as a percentage of revenue, net working capital, and non-current liabilities (collectively, the “Non-GAAP Measures") throughout this MD&A. We believe these non-GAAP measures provide additional information that is useful to stakeholders in understanding our underlying performance and trends through the same financial measures employed by our management. We believe that EBIT, EBITDA, and Adjusted EBITDA are useful to both management and investors in their analysis of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of the Company. EBITDA is also frequently used by stakeholders for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe these non-GAAP financial measures also provide additional insight to stakeholders as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs that are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events. Readers should be aware that non-GAAP measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Three months ended	31-Mar-23	30-Jun-23	30-Sep-23	31-Dec-23	31-Mar-24
Revenue	$82.2	$85.0	$77.4	$87.2	$77.6
Less: Cost of revenue	68.9	70.6	64.2	79.2	65.9
Gross margin	$13.3	14.4	13.2	8.0	11.7
Gross margin %	16.2%	16.9%	17.1%	9.2%	15.1%

	March 31, 2024	December 31, 2023
(in millions of U.S. dollars)
Accounts receivable	$87.6	$88.1
Inventories	58.1	67.5
Prepaid expenses	6.6	6.3
Accounts payable and accrued liabilities	(99.0)	(95.3)
Current portion of operating lease liabilities	(2.6)	(3.3)
Current portion of warranty liability	(4.4)	(6.9)
Net working capital	$46.3	$56.4

	March 31, 2024	December 31, 2023
(in millions of U.S. dollars)
Total liabilities	$192.1	$195.3
Less:
Total current liabilities	133.2	134.8
Long-term debt	30.4	31.0
Non-current liabilities	$28.5	$29.5

Management's Discussion and Analysis
EBIT and EBITDA

Three months ended	30-Jun-22	30-Sep-22	31-Dec-22	31-Mar-23	30-Jun-23	30-Sep-23	31-Dec-23	31-Mar-24
Loss before income taxes	$(11.5)	$(11.0)	$(16.4)	$(9.7)	$(13.0)	$(12.0)	$(14.0)	$(12.9)
Interest expense (income), net (1)	0.7	0.2	0.1	0.4	(0.1)	0.2	(0.2)	0.5
EBIT	(10.8)	(10.8)	(16.3)	(9.3)	(13.1)	(11.8)	(14.2)	(12.4)
Depreciation and amortization	3.1	2.8	2.8	3.0	3.0	3.2	3.3	3.2
EBITDA	$(7.7)	$(8.0)	$(13.5)	$(6.3)	$(10.1)	$(8.6)	$(10.9)	$(9.2)

Notes

(1) Interest expense, net is calculated as interest income, net of bank charges and interest on long-term debt and accretion of royalty payables.

Adjusted EBITDA

Three months ended	30-Jun-22	30-Sep-22	31-Dec-22	31-Mar-23	30-Jun-23	30-Sep-23	31-Dec-23	31-Mar-24
EBITDA	$(7.7)	$(8.0)	$(13.5)	$(6.3)	$(10.1)	$(8.6)	$(10.9)	$(9.2)
Stock based compensation	0.9	0.8	0.2	0.7	0.8	(0.3)	1.4	0.3
Unrealized foreign exchange (gain) loss	2.5	2.7	0.4	1.1	2.4	1.4	(0.9)	1.8
Loss on extinguishment of royalty payable	—	—	—	—	2.9	—	—	—
Severance costs	—	—	—	—	—	4.5	—	0.5
Impairment of long-term investments	—	—	—	—	—	—	0.4	—
Adjusted EBITDA	$(4.3)	$(4.5)	$(12.9)	$(4.5)	$(4.0)	$(3.0)	$(10.0)	$(6.6)